Exhibit 21.1
NorthStar Realty Europe Corp.
List of Significant Subsidiaries

Entity Name	Formation Jurisdiction
NorthStar Realty Europe Limited Partnership	Delaware
Prime Holdco A–T S.à. r.l	Luxembourg
Prime Holdings-T (US), LLC	Delaware
Trias Holdco A–T S.à. r.l	Luxembourg
Trias Holdings-T (US), LLC	Delaware
Symbol Holdco A-T S.à. r.l	Luxembourg
Symbol Holdings - T (US), LLC	Delaware